One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
MICHELLE D. WONG michelle.wong@dechert.com +1 617 728 7178 Direct +1 617 275 8419 Fax

October 24, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to the comment you provided to Hilary Bonaccorsi of Dechert LLP and me in a telephonic discussion on October 7, 2016, with respect to your review of Post-Effective Amendment No. 577 (the “PEA”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission on August 25, 2016. The PEA was filed pursuant to Rule 485(a) under the Securities Act of 1933 primarily for the purpose of registering Class A Shares and Preferred Shares of the Goldman Sachs Short-Term Conservative Income Fund (the “Fund”). We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: The “Principal Strategy” section of the Fund’s prospectus states that the Fund invests in “U.S. dollar denominated money market and other fixed income instruments.” In order to avoid confusion about whether the Fund is or is not a money market fund, please do not use the term “money market instruments” to describe the instruments in which the Fund may invest. Please note that the Staff recognizes that the prospectus contains a disclaimer stating that “The Fund is not a money market fund and does not attempt to maintain a stable net asset value.”

Response: The Fund has revised its disclosure consistent with this comment.

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We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (617) 728-7178 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle D. Wong

Michelle D. Wong

cc:	Joon Kim, Vice President, Goldman Sachs Asset Management, L.P.